SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 2)(1)


                                U.S. TRUST CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  91288L105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DAVID S. GOTTESMAN
                                FIRST MANHATTAN CO.
                                437 MADISON AVENUE
                                NEW YORK, NY  10022      212-756-3333
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  FEBRUARY 11, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.   91288L105                 13D                   Page 2 of  4  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


                DAVID S. GOTTESMAN
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


                                                                        PF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


                                                                        US
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    1,000,600
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY             12,505
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    1,000,600
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                        11,035
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                     1,000,600
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                        5.36%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  91288L105                  13D                   Page  3 of 4  Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to the common stock, $1.00 par value, of

     U.S. Trust Corp., 114 W. 47th Street, New York, NY  10036
________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        David S. Gottesman

     (b)        437 Madison Avenue
                New York, NY  10022

     (c)        General Partner of First Manhattan Co.,
                                   437 Madison Avenue
                                   New York,  NY  10022

     (d) During the last five years he has not been convicted in any criminal proceeding.

     (e) During the last five years he has not been a party to a civil proceeding as a result of which he was or is subject to the federal securities laws.

     (f)        U.S. Citizen

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

        $17,283,725.78 from personal funds, none of which was borrowed.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

        The securities were acquired solely for investment purposes.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)  1,000,600 shares                      5.36%

     (b)  sole voting power                     1,000,600  shares
          sole dispositive power:               1,000,600  shares

     (c) Mr. Gottesman effected the following sale transactions during the past sixty (60) days:

                     Amt. of                 Price           Where
    Trade Date      Securities              Per Share       Transacted

    1/14/00             4,000               $ 136.96        All trades
    1/14/00             6,000               $ 136.96       transacted on
    1/14/00             6,000               $ 137.96         the NYSE.
    1/14/00             4,000               $ 137.96
    1/19/00             9,000               $ 134.43
    1/19/00             8,000               $ 134.43
    1/19/00             2,000               $ 134.43
    1/19/00             6,000               $ 134.43
    1/27/00             4,400               $ 125.96
    1/27/00             5,600               $ 125.96
    2/04/00            13,800               $ 124.59
    2/04/00            16,600               $ 124.59
    2/04/00             4,600               $ 124.59
    2/07/00            35,000               $ 127.68
    2/08/00            20,000               $ 130.66
    2/08/00            12,000               $ 130.66
    2/08/00            18,000               $ 130.66
    2/11/00             7,200               $ 131.59
    2/11/00               400               $ 131.59
    2/11/00             1,200               $ 131.59
    2/11/00               700               $ 131.59
    2/11/00             4,000               $ 131.59
    2/11/00             4,800               $ 131.59
    2/11/00             4,200               $ 131.59
    2/14/00             2,300               $ 131.54
    2/17/00            30,000               $ 131.46

In addition, accounts of clients of First Manhattan Co. ("FMC") hold 12,505 shares of U.S. Trust Corp. as to which FMC may be deemed to share the power to vote 12,505 shares and to share the power to dispose of 11,035 shares. Although these shares could be deemed to be beneficially owned by Mr. Gottesman by virtue of his position as a general partner of First Manhattan Co., Mr. Gottesman disclaims beneficial ownership of such shares.

                                                         Page  4  of 4  Pages




________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


        None
________________________________________________________________________________




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         2/17/00
                                        ----------------------------------------
                                                         (Date)



                                        ----------------------------------------
                                                       (Signature)


                                                   David S. Gottesman
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).